UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2008
Commission file number 1-33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

EXPLANATORY NOTE
Teekay Offshore Partners L.P. (generally referred to herein as the Partnership, we, our or us) is filing this Report on Form 6-K/A for the three months ended March 31, 2008 (this Amendment or this First Quarter 2008 Form 6-K/A Report) to amend our Report on Form 6-K for the three months ended March 31, 2008 (the Original Filing) that was filed with the Securities and Exchange Commission (or SEC) on May 28, 2008.
(a)	Derivative Instruments and Hedging Activities and Other
In August 2008, we commenced a review of our application of Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Although we believe that our derivative transactions were consistent with our risk management policies and that our overall risk management policies continue to be sound, based on our review we concluded that certain of our derivative instruments did not qualify for hedge accounting treatment under SFAS No. 133. Certain of our hedge documentation, in respect of our assessment of effectiveness and measurement of ineffectiveness of our derivative instruments for accounting purposes, was not in accordance with the technical requirements of SFAS No. 133 for the three months ended March 31, 2008 and 2007.
Accordingly, although we believe each of these derivative instruments were and continue to be effective economic hedges, for accounting purposes we should have reflected changes in fair value of these derivative instruments as increases or decreases to our net income (loss) on our consolidated statements of income (loss), instead of being reflected as increases or decreases to accumulated other comprehensive income (loss), a component of partners’ equity on our consolidated balance sheets and statements of changes in partners’ equity.
The change in accounting for the derivative transactions does not affect the economics of the derivative transactions.
We have also restated certain other items primarily related to accounting for the non-controlling interest in one of our 50% owned subsidiaries and adjusting amounts relating to deferred income taxes and the fair value of certain derivative instruments at December 31, 2007.
The changes in accounting for these transactions do not affect our cash flows, liquidity, or cash distributions to partners.
(b)	Vessels Acquired from Teekay Corporation
In connection with assessing the potential impact of SFAS No. 141(R), which replaces SFAS No. 141, Business Combinations, and is effective for fiscal years beginning after December 15, 2008, we re-assessed our accounting treatment for interests in vessels we purchased from Teekay Corporation subsequent to our initial public offering in December 2006. We have historically treated the acquisition of the interests in these vessels as asset acquisitions, not business acquisitions. If the acquisitions were deemed to be business acquisitions, the acquisitions would have been accounted for in a manner similar to the pooling of interest method whereby our consolidated financial statements prior to the date the interests in these vessels were acquired by us would be retroactively adjusted to include the results of these acquired vessels (referred to herein as the Dropdown Predecessor) from the date that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. Although substantially all of the value relating to these transactions is attributable to the vessels and associated contracts, we have now determined that the acquisitions should have been accounted for as business acquisitions under United States generally accepted accounting principles (or GAAP).
The impact of the retroactive Dropdown Predecessor adjustments does not affect our limited partners’ interest in net income, earnings per unit, or cash distributions to partners. However, the impact of the retroactive Dropdown Predecessor adjustments has resulted in an increase in previously reported net income for the three months ended March 31, 2007.
As a result of the conclusions described above, we are restating in this First Quarter 2008 Form 6-K/A Report our historical balance sheets as of March 31, 2008 and December 31, 2007, our statements of income (loss) and cash flows for the three months ended March 31, 2008 and 2007, and our statement of changes in partners’ equity for the three months ended March 31, 2008.
Note 13 of the notes to the consolidated financial statements included in this First Quarter 2008 Form 6-K/A Report reflects the changes to our consolidated financial statements as a result of our restatement and provides additional information about the restatement.
To restate results for certain prior fiscal years based on the conclusions of the assessments described above, we have also filed a 2007 Annual Report on Form 20-F/A to amend our Annual Report on Form 20-F for the year ended December 31, 2007 that was filed with the SEC on April 11, 2008. The 2007 Annual Report on Form 20-F/A restates certain financial information, including: historical balance sheets as of December 31, 2007 and 2006; statements of income (loss), cash flows and changes in partners’/owner’s equity for the years ended December 31, 2007, 2006, and 2005; and selected financial data as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.

For the convenience of the reader, this First Quarter 2008 Form 6-K/A Report sets forth the Original Filing in its entirety, although we are only restating portions of “Part I. Financial Information” affected by the amended financial information. The changes we have made are a result of and reflect the restatement described herein; no other information in the Original Filing has been updated.
Except for the amended or restated information described above, this First Quarter 2008 Form 6-K/A Report continues to speak as of the date of the Original Filing. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with or furnished to the SEC subsequent to the date of the Original Filing.
We do not intend to amend previously-filed Reports on Form 6-K for quarterly periods ending prior to December 31, 2007. As a result, the reader should not rely on our prior filings, but should rely upon the restated financial statements for affected periods contained in this First Quarter 2008 Form 6-K/A Report.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K/A FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008

ITEM 1 — FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Restated — Note 13
	Three Months Ended March 31
	2008	2007
	$	$

VOYAGE REVENUES (including $40,019 and $38,914 for 2008 and 2007, respectively, from related parties — notes 8a, 8b and 8c)	203,786	192,300

OPERATING EXPENSES
Voyage expenses	51,377	34,535
Vessel operating expenses (including ($396) for 2008 from related parties — note 8h, note 9)	41,931	31,358
Time-charter hire expense	33,646	38,115
Depreciation and amortization	32,546	28,824
General and administrative (including $12,817 and $13,431 for 2008 and 2007, respectively, from related parties — notes 8d, 8e and 8f, note 9)	15,318	15,469

Total operating expenses	174,818	148,301

Income from vessel operations	28,968	43,999

OTHER ITEMS
Interest expense (notes 5 and 9)	(66,894)	(20,015)
Interest income	1,249	1,137
Foreign currency exchange loss (note 9)	(2,463)	(3,972)
Income tax (expense) recovery (note 10)	(197)	4,601
Other income — net (note 7)	2,626	2,719

Total other items	(65,679)	(15,530)

(Loss) income before non-controlling interest	(36,711)	28,469
Non-controlling interest	23,477	(21,235)

Net (loss) income	(13,234)	7,234

Dropdown Predecessor’s interest in net income (note 1)	—	769
General partner’s interest in net (loss) income	(265)	129
Limited partners’ interest: (note 11)
Net (loss) income	(12,969)	6,336
Net (loss) income per:
- Common unit (basic and diluted)	(0.66)	0.35
- Subordinated unit (basic and diluted)	(0.66)	0.30
- Total unit (basic and diluted)	(0.66)	0.32

Weighted average number of units outstanding:
- Common units (basic and diluted)	9,800,000	9,800,000
- Subordinated units (basic and diluted)	9,800,000	9,800,000
- Total units (basic and diluted)	19,600,000	19,600,000

Cash distributions declared per unit	0.40	0.35

The accompanying notes are an integral part of the unaudited consolidated financial statements.

`TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	Restated — Note 13
	As at	As at
	March 31,	December 31,
	2008	2007
	$	$
ASSETS
Current
Cash and cash equivalents (note 5)	137,791	121,224
Accounts receivable, net	46,979	42,245
Net investment in direct financing leases — current	21,851	22,268
Prepaid expenses	31,156	34,219
Other current assets	8,916	8,440

Total current assets	246,693	228,396

Vessels and equipment (note 5)
At cost, less accumulated depreciation of $722,284 (December 31, 2007 — $692,754)	1,683,238	1,662,865

Net investment in direct financing leases	72,691	78,199
Other assets	15,725	14,423
Intangible assets — net (note 4)	52,839	55,355
Goodwill — shuttle tanker segment	127,113	127,113

Total assets	2,198,299	2,166,351

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	22,801	12,076
Accrued liabilities	33,712	38,464
Current portion of long-term debt (note 5)	82,743	64,060
Current portion of derivative instruments (note 9)	19,146	5,277

Total current liabilities	158,402	119,877

Long-term debt (note 5)	1,476,680	1,453,407
Deferred income tax	82,925	77,306
Derivative instruments (note 9)	49,260	17,770
Other long-term liabilities	27,190	27,977

Total liabilities	1,794,457	1,696,337

Commitments and contingencies (notes 5, 8, 9 and 12)

Non-controlling interest	347,032	392,613

Partners’ equity
Partners’ equity	55,874	77,108
Accumulated other comprehensive income (note 6)	936	293

Total partners’ equity	56,810	77,401

Total liabilities and partners’ equity	2,198,299	2,166,351

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Restated — Note 13
	Three Months Ended March 31,
	2008	2007
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	(13,234)	7,234
Non-cash items:
Unrealized loss on derivative instruments (note 9)	45,207	1,511
Depreciation and amortization	32,546	28,824
Non-controlling interest	(23,477)	21,235
Deferred income tax expense (recovery)	197	(3,949)
Foreign currency exchange loss and other — net	4,991	8,188
Change in non-cash working capital items related to operating activities	6,802	(37,725)
Distribution from subsidiaries to minority owners	(24,019)	(2,846)
Expenditures for drydocking	(6,301)	(5,919)

Net operating cash flow	22,712	16,553

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	67,000	—
Scheduled repayments of long-term debt	(8,044)	(2,661)
Prepayments of long-term debt	(17,000)	(13,000)
Expenses from issuance of common units	—	(1,392)
Cash distributions paid	(8,000)	(1,000)
Other	—	(514)

Net financing cash flow	33,956	(18,567)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(46,026)	(2,530)
Investment in direct financing lease assets	(17)	(155)
Direct financing lease payments received	5,942	5,056

Net investing cash flow	(40,101)	2,371

Increase in cash and cash equivalents	16,567	357
Cash and cash equivalents, beginning of the period	121,224	113,986

Cash and cash equivalents, end of the period	137,791	114,343

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY
(in thousands of U.S. dollars and units)

	Restated — Note 13
	PARTNERS’ EQUITY					Accumulated Other
	Limited Partners				General	Comprehensive
	Common		Subordinated		Partner	Loss	Total
	Units	$	Units	$	$	$	$
Balance as at December 31, 2007	9,800	119,844	9,800	(41,795)	(941)	293	77,401
Net loss		(6,484)		(6,485)	(265)		(13,234)
Unrealized net gain on qualifying cash flow hedging instruments (notes 6 and 9)						827	827
Realized net gain on qualifying cash flow hedging instruments (notes 6 and 9)						(184)	(184)
Cash distributions		(3,920)		(3,920)	(160)		(8,000)

Balance as at March 31, 2008	9,800	109,440	9,800	(52,200)	(1,366)	936	56,810

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of The Republic of Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor, as described below (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s restated audited consolidated financial statements for the year ended December 31, 2007, which are included on Form 20-F/A filed on April 2, 2009. In the opinion of management of Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in partners’ equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.
As required by Statement of Financial Accounting Standards (or SFAS) No. 141, the Partnership accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141 for such transfers is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired are retroactively adjusted to include the results of these vessels operated during the periods under common control of Teekay Corporation.
In October 2007, the Partnership acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter. This transaction was deemed to be a business acquisition between entities under common control. As a result, the Partnership’s statements of income and cash flows for the three months ended March 31, 2007 reflect this vessel and its related operations, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired it when the vessel began operations under the ownership of Teekay Corporation on March 15, 1998.
The consolidated financial statements reflect the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to each specific vessel. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, if the Dropdown Predecessor was capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries, these intercompany loans were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor.
The accompanying interim consolidated financial statements have been restated. The nature of the restatements and the effect on the consolidated financial statement line items is discussed in Note 13 of the Notes to Unaudited Interim Consolidated Financial Statements. In addition, certain disclosures in the following notes have been restated to be consistent with the consolidated financial statements.
2.	Fair Value Measurements
Effective January 1, 2008, the Partnership adopted Statement of Financial Accounting Standards (or SFAS) No. 157, Fair Value Measurements (or SFAS No. 157). In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, the Partnership will defer the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Partnership’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following tables present the Partnership’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value at
	March 31,
	2008 Asset /
	(Liability)	Level 1	Level 2	Level 3
	$	$	$	$

Interest rate swap agreements (1)	(69,168)	—	(69,168)	—
Foreign currency forward contracts (1)	3,882	—	3,882	—

(1)
The fair value of the Partnership’s derivative agreements is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the swap counterparties. The estimated amount is the present value of future cash flows.

3.	Segment Reporting
The Partnership has three reportable segments: its shuttle tanker segment; its conventional tanker segment; and its floating storage and offtake (or FSO) segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate, time-charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2007.
The following tables present results for these segments for the three months ended March 31, 2008 and 2007:

	Three Months Ended March 31,
	2008				2007
	Shuttle	Conventional			Shuttle	Conventional
	Tanker	Tanker	FSO		Tanker	Tanker	FSO
	Segment	Segment	Segment	Total	Segment	Segment	Segment	Total
	$	$	$	$	$	$	$	$
	(restated)			(restated)	(restated)		(restated)	(restated)

Voyage revenues	153,059	33,681	17,046	203,786	146,146	38,889	7,265	192,300
Voyage expenses	38,553	12,476	348	51,377	24,821	9,464	250	34,535
Vessel operating expenses	29,660	5,959	6,312	41,931	22,754	6,002	2,602	31,358
Time-charter hire expense	33,646	—	—	33,646	38,115	—	—	38,115
Depreciation and amortization	22,551	4,891	5,104	32,546	20,695	5,585	2,544	28,824
General and administrative (1)	12,285	2,204	829	15,318	12,708	2,023	738	15,469

Income from vessel operations	16,364	8,151	4,453	28,968	27,053	15,815	1,131	43,999

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	March 31,	December 31,
	2008	2007
	$	$

Shuttle tanker segment	1,578,237	1,559,261
Conventional tanker segment	252,225	255,460
FSO segment	127,270	131,080
Unallocated:
Cash and cash equivalents	137,791	121,224
Accounts receivable, prepaid expenses and other assets	102,776	99,326

Consolidated total assets	2,198,299	2,166,351

4.	Intangible Assets
As of March 31, 2008 and December 31, 2007, intangible assets consisted of contracts of affreightment with a weighted-average amortization period of 10.2 years.
The carrying amount of intangible assets as at March 31, 2008 and December 31, 2007 is as follows:

	March 31,	December 31,
	2008	2007
	$	$

Gross carrying amount	124,250	124,250
Accumulated amortization	(71,411)	(68,895)

Net carrying amount	52,839	55,355

Aggregate amortization expense of intangible assets for the three months ended March 31, 2008 was $2.5 million ($3.0 million — 2007). Amortization of intangible assets for the next five years subsequent to March 31, 2008 is expected to be $7.6 million (remainder of 2008), $9.1 million (2009), $8.1 million (2010), $7.0 million (2011) and $6.0 million (2012).
5.	Long-Term Debt

	March 31,	December 31,
	2008	2007
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2017	1,253,554	1,205,808
U.S. Dollar-denominated Term Loans due through 2017	305,869	311,659

	1,559,423	1,517,467
Less current portion	82,743	64,060

Total	1,476,680	1,453,407

As at March 31, 2008, the Partnership had three long-term revolving credit facilities (collectively, the Revolvers), which, as at such date, provided for borrowings of up to $1,369.1 million, of which $115.5 million was undrawn. The total amount available under the Revolvers reduces by $99.6 million (remainder of 2008), $108.2 million (2009), $114.9 million (2010), $122.0 million (2011), $129.7 million (2012) and $794.7 million (thereafter). Two of the Revolvers are guaranteed by certain subsidiaries of the Partnership for all outstanding amounts and contain covenants that require a subsidiary of the Partnership, Teekay Offshore Operating L.P. (or OPCO) to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. The remaining revolving credit facility is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt, which has recourse to Teekay Corporation. The Revolvers are collateralized by first-priority mortgages granted on 28 of the Partnership’s vessels, together with other related collateral.
As at March 31, 2008, each of the Partnership’s six 50% owned subsidiaries had an outstanding term loan, which in aggregate totaled $305.9 million. The term loans have varying maturities through 2017 and semi-annual payments that reduce over time. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at March 31, 2008, the Partnership had guaranteed $100.9 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $205.0 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Interest payments on the Revolvers and term loans are based on LIBOR plus a margin. At March 31, 2008 and December 31, 2007, the margins ranged between 0.45% and 0.80%. The weighted-average effective interest rate on the Partnership’s long-term debt as at March 31, 2008 was 4.4% (December 31, 2007 — 5.7%). This rate does not reflect the effect of the interest rate swaps (Note 9).
The aggregate annual long-term debt principal repayments required to be made subsequent to March 31, 2008 are $76.9 million (remainder of 2008), $124.8 million (2009), $127.0 million (2010), $164.0 million (2011), $141.8 million (2012) and $924.9 million (thereafter).
6.	Comprehensive (Loss) Income

	Three Months Ended March 31,
	2008	2007
	$	$
	(restated)	(restated)
Net (loss) income	(13,234)	7,234
Other comprehensive (loss) income:
Unrealized net gain on qualifying cash flow hedging instruments	827	—
Realized net gain on qualifying cash flow hedging instruments	(184)	—

Comprehensive (loss) income	(12,591)	7,234

As at March 31, 2008 and December 31, 2007, the Partnership’s accumulated other comprehensive income of $0.9 million and $0.3 million, respectively, consisted of net unrealized gains on qualifying cash flow hedging instruments.
7.	Other Income — Net

	Three Months Ended March 31,
	2008	2007
	$	$
Volatile organic compound emissions plant lease income	2,570	2,773
Miscellaneous	56	(54)

Other income — net	2,626	2,719

8.	Related Party Transactions
a.
Nine of OPCO’s conventional tankers were employed on long-term time-charter contracts with a subsidiary of Teekay Corporation. Under the terms of eight of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate. Pursuant to these charter contracts, OPCO earned voyage revenues of $33.7 million and $32.9 million during the three months ended March 31, 2008 and 2007, respectively.

b.
Two of OPCO’s shuttle tankers were employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $3.5 million during both the three months ended March 31, 2008 and 2007, respectively.

c.
Two of OPCO’s FSO units were employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $2.8 million and $2.5 million during the three months ended March 31, 2008 and 2007, respectively.

d.
A subsidiary of Teekay Corporation has entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. During the three months ended March 31, 2008 and 2007, OPCO earned management fees of $0.8 million and $0.6 million, respectively, under the agreement.

e.
The Partnership, OPCO and certain of OPCO’s operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation, pursuant to which Teekay Corporation subsidiaries provide the Partnership, OPCO and its operating subsidiaries with administrative, advisory and technical services and ship management services. The Partnership incurred $13.5 million and $13.7 million of these costs during the three months ended March 31, 2008 and 2007, respectively. During the three months ended March 31, 2007, $0.1 million of general and administrative expenses attributable to the operations of the Dampier Spirit were incurred by Teekay Corporation and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
f.
Pursuant to the Partnership’s partnership agreement, the Partnership reimburses the General Partner for all expenses incurred by the Partnership that are necessary or appropriate for the conduct of the Partnership’s business. During the three months ended March 31, 2008 and 2007, the Partnership incurred $0.1 million and $0.2 million, respectively, of these costs.

g.
The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and floating production, storage and offloading units.

h.
In March 2008, Teekay Corporation agreed to reimburse OPCO for certain costs relating to repairs of $0.4 million on one of the Partnership’s shuttle tankers. The vessel was purchased from Teekay Corporation in July 2007 and had, as of the date of acquisition, an inherent minor defect that required repairs.

i.	In March 2008, a subsidiary of OPCO sold certain vessel equipment to a subsidiary of Teekay Corporation, for proceeds equal to its net book value of $1.4 million.
j.
At March 31, 2008 and December 31, 2007, advances to affiliates totaled $4.6 million and $0.8 million, respectively. Advances to and from affiliates are non-interest bearing and unsecured. The balances as at March 31, 2008 and December 31, 2007 are included in other current assets.

9.	Derivative Instruments and Hedging Activities
The Partnership uses derivatives in accordance with its overall risk management policies. The following summarizes the Partnership’s risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.
The Partnership hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. These foreign exchange forward contracts are generally designated, for accounting purpose, as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the expense being hedged. The ineffective portion of these foreign exchange forward contracts has also been reported in operating expenses, based on the nature of the expense being economically hedged. During the three months ended March 31, 2008, the Partnership recognized unrealized losses of $0.5 million and $0.2 million in vessel operating expenses and general and administrative expenses, respectively, relating to the ineffective portion of its foreign currency forward contracts; (2007 — nil).
Changes in fair value of foreign exchange forward contracts that are not designated, for accounting purposes, as cash flow hedges are recognized in earnings and are reported in operating expenses, based on the nature of the expense being hedged. During the three months ended March 31, 2008, the Partnership recognized unrealized gains of $0.4 million and $0.5 million in general and administrative and foreign currency exchange loss, respectively, relating to foreign exchange forward contracts that are not designated as cash flow hedges; (2007 — nil).
As at March 31, 2008, the Partnership was committed to the following foreign exchange contracts for the forward purchase of foreign currency:

	Contract Amount in	Average	Expected Maturity
	Foreign Currency	Forward Rate(1)	2008	2009
	(millions)		(in millions of U.S. Dollars)
Norwegian Kroner	255.7	5.64	—	$45.4
Australian Dollar	3.1	1.24	$2.5	—
Euro	4.0	0.68	$5.8	—

(1)	Foreign currency per U.S. Dollar.
The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings. Unrealized gains or losses relating to changes in fair value of the Partnership’s interest rate swaps have been reported in interest gain (expense) in the consolidated statements of income (loss). During the three months ended March 31, 2008, the Partnership recognized an unrealized loss of $45.4 million (2007 — $1.5 million), relating to the changes in fair value of its interest rate swaps.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
As at March 31, 2008, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /	Weighted-
			Carrying	Average
	Interest	Principal	Amount of	Remaining	Fixed Interest
	Rate	Amount	Liability	Term	Rate
	Index	$	$	(Years)	(%)(1)
U.S. Dollar-denominated interest rate swaps	LIBOR	935,000	(38,660)	6.2	4.7
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	413,360	(30,508)	13.0	5.0

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at March 31, 2008, ranged from 0.50% and 0.80%.

(2)	Principal amount reduces quarterly or semiannually.
The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign exchange forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk
10.	Income Taxes
The components of the provision for income taxes is as follows:

	Three Months Ended March 31,
	2008	2007
	$	$
		(restated)
Current	—	652
Deferred	(197)	3,949

Income tax (expense) recovery	(197)	4,601

11.	Partners’ Capital and Net Income (Loss) Per Unit
Partners’ Capital
At March 31, 2008, of our total units outstanding, 40.25% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
Limited Partners’ Rights
Significant rights of the limited partners include the following:
•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.
•	No limited partner shall have any management power over the Partnership’s business and affairs; the general partner shall conduct, direct and manage our activities.
•
The General Partner may be removed if such removal is approved by unitholders holding at least 66 2/3% of the outstanding units voting as a single class, including units held by the General Partner and its affiliates.

Subordinated Units
All of the Partnership’s subordinated units are held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
For the purpose of the net income (loss) per unit calculation (as defined below), during the quarter ended March 31, 2008, the Partnership incurred a net loss and, consequently, the assumed distributions of net loss resulted in equal distributions of net loss between the subordinated unit holders and common unit holders. During the quarter ended March 31, 2007, net income did not exceed the minimum quarterly distribution of $0.35 per unit and, consequently, the assumed distribution of net income resulted in an unequal distribution of net income between the subordinated unit holders and common unit holders.
Incentive Distribution Rights
The General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.35	98%	2%
Up to $0.4025	98%	2%
Above $0.4025 up to $0.4375	85%	15%
Above $0.4375 up to $0.525	75%	25%
Above $0.525	50%	50%
For the purpose of the net income (loss) per unit calculation, during the quarter ended March 31, 2008, the Partnership incurred a net loss and during the quarter ended March 31, 2007, net income did not exceed $0.4025 per unit. Consequently, the assumed distribution of any net income for such respective periods did not result in the use of the increasing percentages to calculate the General Partner’s interest in net income.
Net Income (Loss) Per Unit
Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income attributable to the Dropdown Predecessor and the amount of net income (loss) allocated to the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.
As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the General Partner’s, common unit holders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and foreign currency translation gains (losses).
Pursuant to the partnership agreement, income allocations are made on a quarterly basis.
12.	Commitments and Contingencies
The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, would not have a material affect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.
13.	Restatement of Previously Issued Financial Statements
(a) Derivative Instruments and Hedging Activities and Other
In August 2008, the Partnership commenced a review of its application of Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Based on its review the Partnership concluded that certain of its interest rate swap agreements and foreign currency forward contracts did not qualify for hedge accounting treatment under SFAS No. 133 for the three months ended March 31, 2008 and 2007. The Partnership’s findings were as follows:
•
One of the requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, entities must periodically assess the effectiveness of hedging relationships both prospectively and retrospectively. Based on the Partnership’s review, the Partnership concluded that the prospective hedge effectiveness assessment that was conducted for certain of the Partnership interest rate swap agreements on the date of designation was not sufficient to conclude that the interest rate swaps would be highly effective, in accordance with the technical requirements of SFAS No. 133, in achieving offsetting changes in cash flows attributable to the risk being hedged.

•
To conclude that hedge accounting is appropriate, another requirement of SFAS No. 133 is that the applicable hedge documentation specifies the method that will be used to assess, retrospectively and prospectively, the hedging instrument’s effectiveness, and the method that will be used to measure hedge ineffectiveness. Documentation for certain of the Partnership’s interest rate swap agreements did not clearly specify the method to be used to measure hedge ineffectiveness.

•
Certain of the Partnership’s derivative instruments were designated as hedges when the derivative instruments had a non-zero fair value. However, this designation was not appropriate as the Partnership used certain methods of measuring ineffectiveness that are not allowed in the case of non-zero fair value derivatives.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
For accounting purposes the Partnership should have reflected changes in fair value of these derivative instruments as increases or decreases to the Partnership’s net income (loss) on its consolidated statements of income (loss), instead of being reflected as increases or decreases to accumulated other comprehensive income (loss), a component of partners’ equity on the consolidated balance sheets and statements of changes in partners’ equity.
The Partnership has also restated certain other items primarily related to accounting for the non-controlling interest in one of its 50% owned subsidiaries and adjusting amounts relating to deferred income taxes and the fair value of certain derivative instruments at December 31, 2007.
The change in accounting for these transactions does not affect the Partnership’s cash flows, liquidity or cash distributions to partners.
(b) Vessels Acquired from Teekay Corporation
In connection with the Partnership assessing the potential impact of SFAS No. 141(R), which replaces SFAS No. 141, Business Combinations, and is effective for fiscal years beginning after December 15, 2008, the Partnership re-assessed its accounting treatment of interests in vessels it purchased from Teekay Corporation subsequent to the Partnership’s initial public offering in December 2006. The Partnership has historically treated the acquisition of interests in these vessels as asset acquisitions, not business acquisitions. If the acquisitions were deemed to be business acquisitions, the acquisitions would have been accounted for in a manner similar to the pooling of interest method whereby the Partnership’s consolidated financial statements prior to the date the interests in these vessels were acquired by it would be retroactively adjusted to include the results of these acquired vessels (referred to herein as the Dropdown Predecessor) from the date that the Partnership and the acquired vessels were both under common control of Teekay Corporation and had begun operations. The Partnership now has determined that the acquisitions should have been accounted for as business acquisitions under United States generally accepted accounting principles.
The impact of the retroactive Dropdown Predecessor adjustments does not affect limited partners’ interest in net income, earnings per unit, or cash distributions to partners. However, the impact of the retroactive Dropdown Predecessor adjustments has resulted in an increase in previously reported net income for the three months ended March 31, 2007.
In October 2007, the Partnership acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter. This transaction was deemed to be a business acquisition between entities under common control. As a result, the Partnership’s statements of income and cash flows for the three months ended March 31, 2007 reflect this vessel as if the Partnership had acquired it when the vessel began operations under the ownership of Teekay Corporation on March 15, 1998.
As a result of the conclusions described above in this Note 13, the Partnership is restating herein its historical balance sheets as of March 31, 2008 and December 31, 2007, its statements of income (loss) and cash flows for the three months ended March 31, 2008 and 2007 and its statement of changes partners’ equity for the three months ended March 31, 2008.
The following table sets forth a reconciliation of the Partnership’s previously reported and its restated net (loss) income and Partners’ equity as of the date and for the periods shown (in thousands of U.S. dollars):

			Total
	Net (Loss) Income		Partners’ Equity
	Three Months Ended March 31,		At December 31,
	2008	2007	2006
	$	$	$

As previously reported	480	6,832	138,942
Adjustments:
Derivative instruments, net of non-controlling interest and other (1)	(13,714)	(367)	—
Dropdown Predecessor (2)	—	769	51,792

As restated	(13,234)	7,234	190,734

(1)
Includes an adjustment totaling ($1.7) million for the three months ended March 31, 2008 relating to the accounting for the non-controlling interest in one of our 50% owned subsidiaries and adjusting amounts relating to deferred income taxes and the fair value of derivative instruments at December 31, 2007.

(2)
Relates to the results for the pre-acquisition period from March 15, 1998 to March 31, 2007 in which the Partnership and the acquired interest in the Dampier Spirit were both in operation and under the common control of Teekay Corporation.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s unaudited consolidated statement of income (loss) for the three months ended March 31, 2008 (in thousands of U.S. dollars, except unit and per unit amounts):

	Three Months Ended March 31, 2008
		Adjustment
		Derivative
	As	Instruments	As
	Reported	and Other	Restated
	$	$	$

VOYAGE REVENUES	203,786	—	203,786

OPERATING EXPENSES
Voyage expenses	51,377	—	51,377
Vessel operating expenses	41,486	445	41,931
Time-charter hire expense	33,646	—	33,646
Depreciation and amortization	32,546	—	32,546
General and administrative	15,594	(276)	15,318

Total operating expenses	174,649	169	174,818

Income from vessel operations	29,137	(169)	28,968

OTHER ITEMS
Interest expense	(23,967)	(42,927)	(66,894)
Interest income	1,249	—	1,249
Foreign currency exchange (loss) gain	(3,338)	875	(2,463)
Income tax expense	(197)	—	(197)
Other income — net	2,626	—	2,626

Total other items	(23,627)	(42,052)	(65,679)

Income (loss) before non-controlling interest	5,510	(42,221)	(36,711)
Non-controlling interest	(5,030)	28,507	23,477

Net income (loss)	480	(13,714)	(13,234)

General partner’s interest in net income (loss)	10		(265)
Limited partners’ interest:
Net income (loss)	470		(12,969)
Net income (loss) per:
- Common unit (basic and diluted)	0.05		(0.66)
- Subordinated unit (basic and diluted)	—		(0.66)
- Total unit (basic and diluted)	0.02		(0.66)

Weighted average number of units outstanding:
- Common units (basic and diluted)	9,800,000		9,800,000
- Subordinated units (basic and diluted)	9,800,000		9,800,000
- Total units (basic and diluted)	19,600,000		19,600,000

Cash distributions declared per unit	0.40		0.40

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s unaudited consolidated statement of income for the three months ended March 31, 2007 (in thousands of U.S. dollars, except unit and per unit amounts):

	Three Months Ended March 31, 2007
		Adjustments
	As	Derivative	Dropdown	As
	Reported	Instruments	Predecessor	Restated
	$	$	$	$

VOYAGE REVENUES	190,752	—	1,548	192,300

OPERATING EXPENSES
Voyage expenses	34,535	—	—	34,535
Vessel operating expenses	30,219	11	1,128	31,358
Time-charter hire expense	38,115	—	—	38,115
Depreciation and amortization	28,591	—	233	28,824
General and administrative	15,174	—	295	15,469

Total operating expenses	146,634	11	1,656	148,301

Income from vessel operations	44,118	(11)	(108)	43,999

OTHER ITEMS
Interest expense	(18,509)	(1,500)	(6)	(20,015)
Interest income	1,137	—	—	1,137
Foreign currency exchange (loss) gain	(4,160)	—	188	(3,972)
Income tax recovery	3,906	—	695	4,601
Other income — net	2,719	—	—	2,719

Total other items	(14,907)	(1,500)	877	(15,530)

Income (loss) before non-controlling interest	29,211	(1,511)	769	28,469
Non-controlling interest	(22,379)	1,144	—	(21,235)

Net income (loss)	6,832	(367)	769	7,234

Dropdown Predecessor’s interest in net income	—			769
General partner’s interest in net income	137			129
Limited partners’ interest:
Net income	6,695			6,336
Net income per:
- Common unit (basic and diluted)	0.35			0.35
- Subordinated unit (basic and diluted)	0.33			0.30
- Total unit (basic and diluted)	0.34			0.32

Weighted average number of units outstanding:
- Common units (basic and diluted)	9,800,000			9,800,000
- Subordinated units (basic and diluted)	9,800,000			9,800,000
- Total units (basic and diluted)	19,600,000			19,600,000

Cash distributions declared per unit	0.35			0.35

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s unaudited consolidated balance sheet as of March 31, 2008 (in thousands of U.S. dollars):

	March 31, 2008
		Adjustment
		Derivative
	As	Instruments	As
	Reported	and Other	Restated
	$	$	$
ASSETS
Current
Cash and cash equivalents	137,791	—	137,791
Accounts receivable, net	46,979	—	46,979
Net investment in direct financing leases — current	21,851	—	21,851
Prepaid expenses	31,156	—	31,156
Other current assets	8,916	—	8,916

Total current assets	246,693	—	246,693

Vessels and equipment
At cost, less accumulated depreciation	1,683,238	—	1,683,238

Net investment in direct financing leases	72,691	—	72,691
Other assets	15,725	—	15,725
Intangible assets — net	52,839	—	52,839
Goodwill — shuttle tanker segment	127,113	—	127,113

Total assets	2,198,299	—	2,198,299

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	22,801	—	22,801
Accrued liabilities	33,712	—	33,712
Current portion of long-term debt	82,743	—	82,743
Current portion of derivative instruments	19,146	—	19,146

Total current liabilities	158,402	—	158,402

Long-term debt	1,476,680	—	1,476,680
Deferred income taxes	81,325	1,600	82,925
Derivative instruments	49,260	—	49,260
Other long-term liabilities	27,190	—	27,190

Total liabilities	1,792,857	1,600	1,794,457

Non-controlling interest	343,366	3,666	347,032

Partners’ equity
Partners’ equity	78,762	(22,888)	55,874
Accumulated other comprehensive (loss) income	(16,686)	17,622	936

Total partners’ equity	62,076	(5,266)	56,810

Total liabilities and partners’ equity	2,198,299	—	2,198,299

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s audited consolidated balance sheet as of December 31, 2007 (in thousands of U.S. dollars):

	December 31, 2007
		Adjustment
		Derivative
	As	Instruments	As
	Reported	and Other	Restated
	$	$	$
ASSETS
Current
Cash and cash equivalents	121,224	—	121,224
Accounts receivable, net	42,245	—	42,245
Net investment in direct financing leases — current	22,268	—	22,268
Prepaid expenses	34,219	—	34,219
Other current assets	8,440	—	8,440

Total current assets	228,396	—	228,396

Vessels and equipment
At cost, less accumulated depreciation	1,662,865	—	1,662,865

Net investment in direct financing leases	78,199	—	78,199
Other assets	14,423	—	14,423
Intangible assets — net	55,355	—	55,355
Goodwill — shuttle tanker segment	127,113	—	127,113

Total assets	2,166,351	—	2,166,351

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	12,076	—	12,076
Accrued liabilities	38,464	—	38,464
Current portion of long-term debt	64,060	—	64,060
Current portion of derivative instruments	5,277	—	5,277

Total current liabilities	119,877	—	119,877

Long-term debt	1,453,407	—	1,453,407
Deferred income taxes	75,706	1,600	77,306
Derivative instruments	16,770	1,000	17,770
Other long-term liabilities	27,977	—	27,977

Total liabilities	1,693,737	2,600	1,696,337

Non-controlling interest	391,645	968	392,613

Partners’ equity
Partners’ equity	86,282	(9,174)	77,108
Accumulated other comprehensive (loss) income	(5,313)	5,606	293

Total partners’ equity	80,969	(3,568)	77,401

Total liabilities and partners’ equity	2,166,351	—	2,166,351

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s unaudited statement of cash flows for the three months ended March 31, 2008 (in thousands of U.S. dollars):

	March 31, 2008
		Adjustment
		Derivative
	As	Instruments	As
	Reported	and Other	Restated
	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	480	(13,714)	(13,234)
Non-cash items:
Unrealized loss on derivative instruments	—	45,207	45,207
Depreciation and amortization	32,546	—	32,546
Non-controlling interest	5,030	(28,507)	(23,477)
Deferred income tax expense	197	—	197
Foreign currency exchange loss (gain) and other — net	7,977	(2,986)	4,991
Change in non-cash working capital items related to operating activities	6,802	—	6,802
Distribution from subsidiaries to minority owners	(24,019)		(24,019)
Expenditures for drydocking	(6,301)	—	(6,301)

Net operating cash flow	22,712	—	22,712

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	67,000	—	67,000
Scheduled repayments of long-term debt	(8,044)	—	(8,044)
Prepayments of long-term debt	(17,000)	—	(17,000)
Cash distributions paid	(8,000)	—	(8,000)

Net financing cash flow	33,956	—	33,956

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(46,026)		(46,026)
Investment in direct financing lease assets	(17)		(17)
Direct financing lease payments received	5,942		5,942

Net investing cash flow	(40,101)	—	(40,101)

Increase in cash and cash equivalents	16,567	—	16,567
Cash and cash equivalents, beginning of the period	121,224	—	121,224

Cash and cash equivalents, end of the period	137,791	—	137,791

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s unaudited statement of cash flows for the three months ended March 31, 2007 (in thousands of U.S. dollars):

	March 31, 2007
		Adjustments
	As	Derivative	Dropdown	As
	Reported	Instruments	Predecessor	Restated
	$	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	6,832	(367)	769	7,234
Non-cash items:
Unrealized loss on derivative instruments	—	1,511	—	1,511
Depreciation and amortization	28,591	—	233	28,824
Non-controlling interest	22,379	(1,144)	—	21,235
Deferred income tax recovery	(3,906)	—	(43)	(3,949)
Foreign currency exchange loss (gain) and other — net	8,239	—	(51)	8,188
Change in non-cash working capital items related to operating activities	(37,723)	—	(2)	(37,725)
Distribution from subsidiaries to minority owners	(2,846)	—	—	(2,846)
Expenditures for drydocking	(5,527)	—	(392)	(5,919)

Net operating cash flow	16,039	—	514	16,553

FINANCING ACTIVITIES
Scheduled repayments of long-term debt	(2,661)	—	—	(2,661)
Prepayments of long-term debt	(13,000)	—	—	(13,000)
Expenses from issuance of common units	(1,392)	—	—	(1,392)
Cash distributions paid	(1,000)	—	—	(1,000)
Other	—	—	(514)	(514)

Net financing cash flow	(18,053)	—	(514)	(18,567)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(2,530)	—	—	(2,530)
Investment in direct financing lease assets	(155)	—	—	(155)
Direct financing lease payments received	5,056	—	—	5,056

Net investing cash flow	2,371	—	—	2,371

Increase in cash and cash equivalents	357	—	—	357
Cash and cash equivalents, beginning of the period	113,986	—	—	113,986

Cash and cash equivalents, end of the period	114,343	—	—	114,343

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Offshore Partners Predecessor)
MARCH 31, 2008
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Restatement of Previously Issued Financial Statements
The discussion and analysis below reflects the impact of our restatement. Please read Note 13 of the notes to the consolidated financial statements for a more detailed discussion of our restated results and the basis for them. The following table sets forth a reconciliation of previously reported and restated net income (loss) for the periods shown (in thousands of US dollars):

	Three Months Ended March 31,
	2008	2007
	$	$

Net income, as previously reported	480	6,832
Adjustments:
Derivative instruments and other, net of non-controlling interest	(13,714)	(367)
Dropdown predecessor (1)	—	769

Net (loss) income, as restated	(13,234)	7,234

(1)
Relates to the results for the pre-acquisition period from March 15, 1998 to March 31, 2007 in which the Partnership and the acquired interest in the Dampier Spirit were both in operation and under the common control of Teekay Corporation.

OVERVIEW
We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. Our principal asset is a 26% interest in Teekay Offshore Operating L.P. (or OPCO), which operates a substantial majority of our shuttle tankers, conventional crude oil tankers and FSO units. Our growth strategy focuses on expanding our fleet of shuttle tankers and FSO units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We intend to follow this same practice in acquiring FPSO units, which produce and process oil offshore in addition to providing storage and offloading capabilities. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, storage and production sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow as we seek to expand our offshore operations.
SIGNIFICANT DEVELOPMENTS
Acquisition of Vessels in 2008
In June 2007, we exercised our option to purchase a 2001-built shuttle tanker for $41.7 million, which was included in our in-chartered shuttle tanker fleet. The vessel was delivered to us in March 2008.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement we entered into in connection with our initial public offering, Teekay Corporation is obligated to offer us certain shuttle tankers, FSO units, and FPSO units it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length.
Teekay Corporation has ordered four Aframax shuttle tanker newbuildings, which are scheduled to deliver in 2010 and 2011, for a total delivered cost of approximately $467.4 million. It is anticipated that these vessels will be offered to us and will be used to service either new long-term, fixed-rate contracts Teekay Corporation may be awarded prior to delivery or OPCO’s contracts-of-affreightment in the North Sea.
The omnibus agreement also obligates Teekay Corporation to offer to us (a) its interest in certain future FPSO and FSO projects it may undertake through its 50%-owned joint venture with Teekay Petrojarl ASA and (b) if Teekay Corporation obtains 100% ownership of Teekay Petrojarl ASA, the existing FPSO units owned by Teekay Petrojarl ASA that are servicing contracts in excess of three years in length. As at March 31, 2008, Teekay Corporation had a 65% ownership interest in Teekay Petrojarl ASA.

RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F/A for the year ended December 31, 2007. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable. TCE rates represent net voyage revenues divided by revenue days. Please read Item 1 — Financial Statements: Note 3 — Segment Reporting.
Items You Should Consider When Evaluating Our Results of Operations
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In October 2007, we acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter. This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interest in this vessel was actually acquired by us are retroactively adjusted to include the results of this acquired vessel. The periods retroactively adjusted include all periods that we and the acquired vessel were both under common control of Teekay Corporation and had begun operations. As a result, our statement of income for the three months ended March 31, 2007 reflect the vessel, referred to herein as the Dropdown Predecessor, as if we had acquired it when the vessel began operations under the ownership of Teekay Corporation on March 15, 1998.

•
The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. For instance, the average number of owned vessels in our shuttle tanker fleet increased from 24 in 2007 to 26 in 2008, and our FSO segment increased from 4 in 2007 to 5 in 2008. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
Our vessel operating costs are facing industry-wide cost pressures. The shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage has resulted in crew wage increases during 2007, the effect of which is included the “Results of Operations”. We expect a trend of increasing crew compensation to continue throughout 2008.

•
Our financial results of operations are affected by fluctuations in currency exchange rates. Under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes are revalued and reported based on the prevailing exchange rate at the end of the period. OPCO has entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Under these service agreements, OPCO pays all vessel operating expenses in U.S. Dollars, and will not be subject to currency exchange fluctuations until 2009. Beginning in 2009, payments under the service agreements will adjust to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner. At March 31, 2008, we were committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 255.7 million for U.S. Dollars at an average rate of Norwegian Kroner 5.64 per U.S. Dollar, maturing in 2009.

•
Our operations are seasonal. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements.

We manage our business and analyze and report our results of operations on the basis of three business segments: the shuttle tanker segment, the conventional tanker segment and the FSO segment.
Shuttle Tanker Segment
Our shuttle tanker fleet consists of 38 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 38 shuttle tankers, 25 are owned by OPCO (including 5 through 50% owned subsidiaries), 11 are chartered-in by OPCO and 2 are owned by us (including one through a 50% owned subsidiary). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil.

The following table presents our shuttle tanker segment’s operating results for the three months ended March 31, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Three Months Ended March 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change
	(restated)	(restated)	(restated)

Voyage revenues	153,059	146,146	4.7
Voyage expenses	38,553	24,821	55.3
Net voyage revenues	114,506	121,325	(5.6)
Vessel operating expenses	29,660	22,754	30.4
Time-charter hire expense	33,646	38,115	(11.7)
Depreciation and amortization	22,551	20,695	9.0
General and administrative (1)	12,285	12,708	(3.3)

Income from vessel operations	16,364	27,053	(39.5)

Calendar-Ship-Days
Owned Vessels	2,373	2,160	9.9
Chartered-in Vessels	952	1,084	(12.2)

Total	3,325	3,244	2.5

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
The average size of OPCO’s owned shuttle tanker fleet increased for the three months ended March 31, 2008 compared to the same period last year, primarily due to the acquisition of the 2000-built shuttle tanker (the Navion Bergen) and a 50% interest in the 2006-built shuttle-tanker (the Navion Gothenburg) in July 2007 (collectively, the 2007 Shuttle Tanker Acquisitions).
The average size of OPCO’s chartered-in shuttle tanker fleet decreased for the three months ended March 31, 2008 compared to the same period last year, primarily due to the redelivery of two chartered-in vessels back to their owners in December 2007 and February 2008, respectively.
Net Voyage Revenues. Net voyage revenues decreased for the three months ended March 31, 2008, from the same period last year. This decrease was primarily due to:
•
a decrease of $4.9 million due to an increased number of offhire days resulting from an increase in scheduled drydockings and unexpected repairs performed during the three months ended March 31, 2008, compared to the same period last year;

•
a decrease of $4.3 million due to a shuttle tanker servicing as a temporary floating storage unit during the three months ended March 31, 2007, at per day rates that were higher than the rates earned while employed as a shuttle tanker;

•	a decrease of $3.4 million due to fewer revenue days from shuttle tankers servicing contracts of affreightment in the conventional spot market compared to the same period last year; and
•	a decrease of $2.2 million due to customer performance claims under the terms of charter party agreements;
partially offset by
•	an increase of $5.7 million due to the 2007 Shuttle Tanker Acquisitions;
•
an increase of $1.3 million due to the redeployment of one shuttle tanker from servicing contracts of affreightment to a time-charter effective October 2007, and earning a higher average daily charter rate than the same period last year; and

•	an increase of $1.2 million in revenues due to more revenue days for shuttle tankers servicing contracts of affreightment compared to the same period last year.
Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2008, from the same period last year, primarily due to:
•	an increase of $2.5 million in salaries for crew and officers primarily due to general wage escalations and a change in the crew rotation system;
•	an increase of $1.7 million due to an increase in prices for consumables, freight and lubricants; and
•	an increase of $1.4 million relating to repairs and maintenance performed for certain vessels during the three months ended March 31, 2008.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2008, from the same period last year, primarily due to the redelivery of two chartered-in vessels back to their owners in December 2007 and February 2008, respectively.
Depreciation and Amortization. Depreciation and amortization expense increased for the three months ended March 31, 2008, from the same period last year, primarily due to the 2007 Shuttle Tanker Acquisitions.
Conventional Tanker Segment
OPCO owns nine Aframax-class conventional crude oil tankers, all of which operate under fixed-rate time charters with Teekay Corporation.
The following table presents our conventional tanker segment’s operating results for the three months ended March 31, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

	Three Months Ended March 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change

Voyage revenues	33,681	38,889	(13.4)
Voyage expenses	12,476	9,464	31.8

Net voyage revenues	21,205	29,425	(27.9)
Vessel operating expenses	5,959	6,002	(0.7)
Depreciation and amortization	4,891	5,585	(12.4)
General and administrative (1)	2,204	2,023	8.9

Income from vessel operations	8,151	15,815	(48.5)

Calendar-Ship-Days
Owned Vessels	819	900	(9.0)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).
During 2007, OPCO operated ten conventional crude oil tankers. The Navion Saga was included as a conventional crude oil tanker within the conventional tanker segment until its conversion to an FSO unit was completed and it commenced a three-year FSO time charter contract in early May 2007.
Income from vessel operations for the conventional tanker segment decreased during the three months ended March 31, 2008, from the same period last year, primarily due to:
•
a decrease of $5.9 million in net bunker revenues. Under the terms of eight of the nine time-charter contracts, OPCO is reponsible for the bunker fuel expenses and the approximate amounts of these expenses are added to the daily hire rate. During the annual review of the daily hire rate in the third quarter of 2007, the rate per day was adjusted downwards based on the average daily bunker consumption for the preceding year; and

•	a decrease of $2.3 million due to the transfer of the Navion Saga to the FSO segment in early May 2007.

FSO Segment
Our FSO fleet consists of five vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. Of the five FSO units, four are owned by OPCO and one is owned by us. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage.
The following table presents our FSO segment’s operating results for the three months ended March 31, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our FSO segment:

	Three Months Ended March 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change
		(restated)	(restated)

Voyage revenues	17,046	7,265	134.6
Voyage expenses	348	250	39.2

Net voyage revenues	16,698	7,015	138.0
Vessel operating expenses	6,312	2,602	142.6
Depreciation and amortization	5,104	2,544	100.6
General and administrative (1)	829	738	12.3

Income from vessel operations	4,453	1,131	293.7

Calendar-Ship-Days
Owned Vessels	455	360	26.4

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
During 2007, as a result of the inclusion of the Dropdown Predecessor, we were deemed to have operated four FSO units, including the Dampier Spirit , which we acquired from Teekay Corporation in October 2007. The Dampier Spirit has been included in our results as if it was acquired on January 1, 2007. Please read “—Items You Should Consider When Evaluating Our Results of Operations— Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above.
A fifth FSO unit, the Navion Saga, was included as a conventional crude oil tanker within the conventional tanker segment until May 2007, as discussed above. As a result of the inclusion of the Navion Saga, income from vessel operations for the FSO segment for the three months ended March 31, 2008 increased from the same period in 2007.
Other Operating Results
Interest Expense. Interest expense increased to $66.9 million for the three months ended March 31, 2008, from $20.0 million for the same period last year, primarily due to:
•	an increase of $43.9 million relating to the change in fair value of our interest rate swaps;
•	an increase of $2.3 million due to the assumption of debt relating to the 2007 Shuttle Tanker Acquisitions; and
•
an increase of $1.4 million relating to additional debt drawn under OPCO’s long-term revolving credit facilities, which was used to partially finance the acquisition of the 2007 Shuttle Tanker Acquisitions, the Dampier Spirit, and an in-chartered shuttle tanker, the Navion Oslo.

We have not designated our interest rate swaps as hedges for accounting purposes and as such, the unrealized changes in the fair values of the swaps are reflected in interest expense in our consolidated statements of income (loss).
Foreign Currency Exchange Losses. Foreign currency exchange loss was $2.5 million for the three months ended March 31, 2008, compared to $4.0 million for the same period last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.
Income Tax (Expense) Recovery. Income tax expense was $0.2 million for the three months ended March 31, 2008, compared to an income tax recovery of $4.6 million for the same period last year. The $4.8 million increase to income tax expense was primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation gains for the three months ended March 31, 2008.
Other Income. Other income for the three months ended March 31, 2008 and 2007 was $2.6 million and $2.7 million, respectively, which was primarily comprised of leasing income from our volatile organic compound emissions equipment.

Liquidity and Capital Resources
Liquidity and Cash Needs
As at March 31, 2008, our total cash and cash equivalents were $137.8 million, compared to $121.2 million at December 31, 2007. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $253.3 million as at March 31, 2008, compared to $286.7 million as at December 31, 2007. The decrease in liquidity was primarily the result of our payment for the purchase of the Navion Oslo, the payment of cash distributions by us and OPCO and expenditures for drydocking, vessels and equipment, partially offset by cash generated by our operating activities during the three months ended March 31, 2008.
In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.
We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Because we and OPCO distribute all of our and its available cash, we expect that we and OPCO will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Teekay Corporation and other of its affiliates.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended March 31,
(in thousands of U.S. dollars)	2008	2007
	(restated)	(restated)

Net cash flow from operating activities	22,712	16,553
Net cash flow from financing activities	33,956	(18,567)
Net cash flow from investing activities	(40,101)	2,371
Operating Cash Flows. Net cash flow from operating activities increased to $22.7 million for the three months ended March 31, 2008, from $16.6 million for the same period in 2007, primarily reflecting the inclusion of the Navion Bergen and Navion Gothenburg since April 2007 and July 2007, respectively, partially offset by a $21.2 million increase in cash distributions paid by OPCO to non-controlling interest owners, a $0.4 million increase in drydocking expenditures, and an increase in interest expense from the increase in debt due to our acquisition of the Navion Bergen and the Dampier Spirit, and our 50% interest in the Navion Gothenburg. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates. The number of vessel drydockings tends to be uneven between years.
Financing Cash Flows. Scheduled debt repayments were $8.0 million and $2.7 million during the three months ended March 31, 2008 and 2007, respectively. Net proceeds from long-term debt of $67.0 million were used to make debt prepayments of $17.0 million and to finance the acquisition of the Navion Oslo in March 2008.
Cash distributions paid during the three months ended March 31, 2008 and 2007 totaled $8.0 million and $1.0 million, respectively. Subsequent to March 31, 2008, cash distributions for the three months ended March 31, 2008 were declared and paid during the second quarter of 2008 and totaled $8.0 million.
Investing Cash Flows. During the three months ended March 31, 2008, we incurred $46.0 million of expenditures for vessels and equipment, primarily relating to the acquisition of the Navion Oslo. During the three months ended March 31, 2007, we incurred $2.5 million of expenditures for vessels and equipment. During the three months ended March 31, 2008 and 2007, we received $5.9 million and $5.1 million, respectively, in scheduled repayments received from the leasing of our volatile organic compound emissions equipment.
Credit Facilities
As at March 31, 2008, our total debt was $1,559.4 million, compared to $1,517.5 million as at December 31, 2007. As at March 31, 2008, we had three revolving credit facilities available, which, as at such date, provided for borrowings of up to $1,369.1 million, of which $115.5 million was undrawn. As at March 31, 2008, each of our six 50% owned subsidiaries had an outstanding term loan, which, in aggregate, totaled $305.9 million. The term loans for these 50% owned subsidiaries reduce in semi-annual payments with varying maturities through 2017. Please read Item 1 — Financial Statements: Note 5 — Long-Term Debt.

Our three revolving credit facilities have the following terms:
•
$455 Million Revolving Credit Facility. This 8-year reducing revolving credit facility allows for borrowing of up to $455 million (subject to scheduled reductions through 2014) and may be used for acquisitions and for general partnership purposes. As at March 31, 2008, we had $422.6 million available for borrowing, of which $73.6 million was undrawn. Obligations under this credit facility are collateralized by first-priority mortgages on eight of OPCO’s vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million.

•
$940 Million Revolving Credit Facility. This 8-year reducing revolving credit facility allows for borrowing of up to $940 million (subject to scheduled reductions through 2014) and may be used for acquisitions and for general partnership purposes. As at March 31, 2008, we had $880.9 million available for borrowing, of which $41.9 million was undrawn. Obligations under this credit facility are collateralized by first-priority mortgages on 19 of OPCO’s vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million. This credit facility allows OPCO to incur working capital borrowings and loan the proceeds to us (which we could use to make distributions, provided that such amounts are paid down annually).

•
$70 Million Revolving Credit Facility. This 10-year reducing revolving credit facility allows for borrowing of up to $70 million (subject to scheduled reductions through 2017) and may be used for general partnership purposes. As at March 31, 2008, we had $65.6 million available for borrowing, all of which was drawn. Obligations under this credit facility are collateralized by a first-priority mortgage on one of our vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million.

Two of the revolving credit facilities contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. The remaining revolving credit facility is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of Teekay Corporation’s total debt which has recourse to Teekay Corporation. As at March 31, 2008, we, OPCO and Teekay Corporation were in compliance with all of our covenants under these credit facilities.
The term loans of our 50% owned subsidiaries are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at March 31, 2008, we had guaranteed $100.9 million of these term loans, which represents our 50% share of the outstanding vessel mortgage debt in five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $205.0 million.
Interest payments on the revolving credit facilities and term loans are based on LIBOR plus a margin. At March 31, 2008 and December 31, 2007, the margins ranged between 0.45% and 0.80%.
All of our vessel financings are collateralized by the applicable vessels. The term loans used to finance the six 50% owned subsidiaries and our three revolving credit facility agreements contain typical covenants and other restrictions, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing indebtedness (applicable to our term loans and the $70 million revolving credit facility only);
•	changing ownership or structure, including by mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions when in default of the relevant loans;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges or granting certain liens;
•	selling, transferring, assigning or conveying assets; or
•	entering into a new line of business.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at March 31, 2008:

		Balance	2009	2011
		of	and	and	Beyond
	Total	2008	2010	2012	2012
	(in millions of U.S. dollars)
Long-term debt (1)	1,559.4	76.9	251.8	305.8	924.9
Chartered-in vessels (operating leases)	447.4	84.8	168.3	118.6	75.7

Total contractual obligations	2,006.8	161.7	420.1	424.4	1,000.6

(1)
Excludes expected interest payments of $48.3 million (remainder of 2008), $115.0 million (2009 and 2010), $91.2 million (2011 and 2012) and $62.7 million (beyond 2012). Expected interest payments are based on LIBOR, plus margins which ranged between 0.45% and 0.80% as at March 31, 2008.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, can be found in Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F/A for the year ended December 31, 2007.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K/A for the three months ended March 31, 2008 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects;
•	results of operations and revenues and expenses;
•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market;
•	future capital expenditures and availability of capital resources to fund capital expenditures;
•	offers of shuttle tankers, FSOs and FPSOs and related contracts from Teekay Corporation;
•	obtaining offshore projects that we or Teekay Corporation bid on or have been awarded;
•	delivery dates of and financing for newbuildings or existing vessels;
•	the commencement of service of newbuildings or existing vessels;
•	our liquidity needs;
•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner; and
•	the outcome of claims and legal action arising from the collision involving the Navion Hispania.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F/A for the year ended December 31, 2007. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2008
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. We use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The tables below provide information about financial instruments as at March 31, 2008 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.
Expected Maturity Date

	Balance
	of							Fair Value
	2008	2009	2010	2011	2012	Thereafter	Total	Liability	Rate(1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate (2)	76.9	124.8	127.0	164.0	141.8	924.9	1,559.4	(1,559.4)	4.4%

Interest Rate Swaps:
Contract Amount (3)	16.1	552.6	18.1	18.7	19.2	723.7	1,348.4	(69.2)	4.8%
Average Fixed Pay Rate (2)	4.9%	4.7%	4.9%	4.9%	4.9%	4.8%	4.8%

(1)
Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of March 31, 2008 ranged from 0.50% to 0.80%.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.

(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
Foreign Currency Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
On the closing of our initial public offering in December 2006, OPCO entered into new services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew OPCO’s vessels. Under these service agreements, OPCO pays all vessel operating expenses in U.S. Dollars and will not be subject to Norwegian Kroner exchange fluctuations until 2009. Beginning in 2009, payments under the service agreements will adjust to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar. We have begun to hedge this currency fluctuation risk. At March 31, 2008, we were committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 255.7 million, Australian Dollars 3.1 million, and Euros 4.0 million for U.S. Dollars at an average rate of Norwegian Kroner 5.64 per U.S. Dollar, Australian Dollar 1.24 per U.S. Dollar, and Euro 0.68 per U.S. Dollar. The foreign exchange forward contracts mature as follows: $8.3 million in 2008; and $45.4 million in 2009.
Although the majority of transactions, assets and liabilities are denominated in U.S. Dollars, OPCO had Norwegian Kroner-denominated deferred income taxes of approximately 399.8 million ($78.4 million) at March 31, 2008. Neither we nor OPCO has entered into any forward contracts to protect against currency fluctuations on any future taxes.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2008
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
On November 13, 2006, a Teekay Offshore Operating L.P. (or OPCO) shuttle tanker, the Navion Hispania, collided with the Njord Bravo, a floating storage and offtake unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by StatoilHydro Petroleum AS (or StatoilHydro) and is located off the Norwegian coast. At the time of the incident, StatoilHydro was chartering the Navion Hispania from OPCO. The Navion Hispania and the Njord Bravo both incurred damages as a result of the collision.
In November 2007, Navion Offshore Loading AS, a subsidiary of OPCO, and two subsidiaries of Teekay Corporation were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), StatoilHydro and various licensees in the Njord field. The claim seeks damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK256,000,000 (or approximately USD$37 million). As anticipated, the Stavanger Conciliation Council has referred the matter to the Stavanger District Court. The claimants must continue the proceedings by September 1, 2009 in order to avoid the matter being time-barred.
The Partnership believes the likelihood of any losses relating to the claim is remote. OPCO believes that the charter contract relating to the Navion Hispania requires that StatoilHydro be responsible and indemnify Navion Offshore Loading AS for all losses relating to the damage to the Njord Bravo. OPCO and Teekay Corporation also maintain insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Partnership believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by StatoilHydro, subject to standard deductibles. In addition, Teekay Corporation has agreed to indemnify the Partnership, OPCO and OPCO’s subsidiaries for any losses they may incur in connection with this incident.
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K/A, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F/A for the year ended December 31, 2007, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2007 Annual Report on Form 20-F/A.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K/A IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-150682) FILED WITH THE SEC ON MAY 6, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
	By:	Teekay Offshore GP L.L.C., its general partner

Date: April 2, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)